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SunPower and Maxeon Extend Their Current Supply Relationship to Meet Rising Homeowner Demand

New terms expand supply agreement through 2025

RICHMOND, Calif., January 5, 2023 — SunPower Corp. (NASDAQ: SPWR), a leading residential solar technology and energy services provider, and Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN), a global leader in solar innovation and channels, have announced the extension of their supply relationship through 2025. Today’s updated agreement helps SunPower meet rising homeowner demand by providing SunPower with significant additional quantities of Maxeon’s high efficiency interdigitated back contact (IBC) solar panels, while also significantly enhancing Maxeon’s presence in the U.S. residential market.

“This supply agreement solidifies our long-term relationship with Maxeon and further secures the supply of premium panels for our expanding customer base,” said Peter Faricy, SunPower CEO. "Demand for solar continues to increase alongside the desire for clean, affordable and reliable energy, and SunPower is well positioned to capture this growth with trusted products and unmatched customer experience.”

Under the new supply agreement, Maxeon expects to sell additional volumes of its Maxeon 6 panels (marketed in the U.S. and Canada under the SunPower brand as M-Series) to SunPower on an exclusive basis. SunPower will also have the right to negotiate supply of future IBC next generation technology developed by Maxeon, which would enable SunPower to continue to provide homeowners the highest efficient solar technology available to date. Through these agreements, Maxeon cements the future of the relationship with SunPower and its proven track record of selling Maxeon’s premium IBC technology, and obtains a framework for future collaboration as Maxeon develops its next generation technology and increases capacity.

"We are pleased to extend our relationship with SunPower, and our renewed supply agreement continues the exclusive supply of our industry leading Maxeon 6 panels through SunPower's very well-established channel into the residential markets across the U.S. and Canada. The high retail power prices seen in 2022, which look likely to continue into 2023, have created an environment where more and more consumers are realizing the benefits of top-quality rooftop solar. Maxeon’s innovative panels are well-equipped to deliver these advantages to homeowners across the U.S., where they have been the gold standard for almost 20 years. We look forward to continuing to work with SunPower to advance the energy transition in the U.S.” said Mark Babcock, Maxeon interim CEO.

M-Series solar panels are the most efficient solar panels available for homeowners, optimized to capture more sunlight in less space than competitive products. Available nationwide, M-Series panels come in multiple designs to match each homeowner’s aesthetic preferences.

To learn more about SunPower’s solar offering, visit: https://us.sunpower.com/products/solar-panels.

To learn more about Maxeon’s high performing IBC technology, visit: https://maxeon.com/us/solar-panel-products/maxeon-solar-panels

About SunPower
SunPower (NASDAQ: SPWR) is a leading solar, storage and energy services provider in North America. SunPower offers the only solar + storage solution designed and warranted by one company that gives customers control over electricity consumption and resiliency during power outages while providing cost savings to homeowners. For more information, visit www.sunpower.com.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ: MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a +35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive Change™ visit us at www.maxeon.com, on LinkedIn and on Twitter @maxeonsolar.

SunPower Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding expected project plans, product performance, and cost savings. These forward-looking statements are based on our current assumptions, expectations, and beliefs and involve substantial risks and uncertainties that may cause results to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, regulatory changes and the availability of economic incentives promoting use of solar energy, the availability of products in sufficient quantities to fulfill demand, and fluctuations or declines in the performance of our solar panels, challenges managing our strategic relationships and partnerships, including our ability to successfully manage collaboration and supplier relationships. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (SEC) from time to time, including our most recent reports on Form 10-K and Form 10-Q, particularly under the heading "Risk Factors." Copies of these filings are available online from the SEC or on the SEC Filings section of our Investor Relations website at investors.sunpowercorp.com. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Maxeon Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements the competitive advantages of our products for the U.S. and Canadian markets, projected demand for our products, advantages of selling products to SunPower, Maxeon's expectations regarding future performance based on our technology outlook, opportunities in advanced stages of negotiation, opportunities associated with supplying our products through a broader and more diversified set of market intermediaries, growth projections and market share expansion in the U.S. and Canadian residential markets. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission ("SEC") from time to time, including our most recent report on Form 20-F, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at https://corp.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.